

N O I A

Eunoia LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $25,000

Offering End Date: January 9, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Eunoia LLC

Founded: October 15, 2020

Address: 1763 Brunswick Ave Suite A
            Lawrenceville, NJ 08468

Industry: Beauty Salons

Employees: 1

Website: https://www.eunoiahair.com/

Use of Funds Allocation:

If the maximum raise is met:

$20,000 (80.00%) – of the proceeds will go towards working capital- equipment, advertising, training

$5,000 (20.00%) – of the proceeds will go towards debt refinance

Social:

Instagram: 580 Followers

SMBˣ



Business Metrics:

	FY21	FY22	YTD 10/23/2023
Total Assets	$8,133	$9,099	$14,701
Cash & Cash Equivalents	$4,308	$625	$5,273
Accounts Receivable	-$640	-$640	-$640
Short-term Debt	$200	$1,412	$4,170
Long-term Debt	$0	$2,000	$9,000
Revenue	$119,814	$74,875	$30,014
Cost of Goods Sold	$5,311	$10,768	$2,971
Taxes	$0	$0	$0
Net Income	-$2,778	-$1,657	-$4,415

Recognition:

Eunoia LLC (DBA Eunoia Barbershop & Salon) is for everyone! They offer a range of services for all hair types: hair styling, coloring, simple braids, extensions, and many barbering services. Their commitment to continual education allows us to bring you the best products, services, and trendy styles. After an unsurpassed experience, you will leave their studio feeling completely confident and renewed. Eunoia's client base has grown significantly year-over-year since 2020, presenting the need for a new salon scheduled to open December 1, 2023.

About:

Eunoia LLC (DBA Eunoia Barbershop & Salon) is an New Jersey-based salon and barbershop. Eunoia is more than just a place to get a haircut or a new look; it's a celebration of individuality and the beauty that lies in diversity. Their mission is to provide a space where people can unwind, express themselves, and leave feeling more confident than ever.

For more information, contact our Customer Support Team at support@thesmbx.com

